SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1
                    Under the Investment Company Act of 1940


                               OPTIMUM FUND TRUST
                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company, on behalf of the following series: Optimum Large Cap Growth Fund, Optimum Large Cap Value Fund, Optimum Small Cap Growth Fund, Optimum Small Cap Value Fund, Optimum International Fund and Optimum Fixed Income Fund (each, a "Fund"), hereby notifies the Securities and Exchange Commission that each Fund elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on this 28th day of July, 2003.

                                         OPTIMUM FUND TRUST




                                            /s/ JOSEPH H. HASTINGS
                                            ----------------------
                                            By:    Joseph H. Hastings
                                            Title: Senior Vice President


Attest:


/s/ BRIAN L. MURRAY, JR.
------------------------
By:     Brian L. Murray, Jr.
Title:  Assistant Secretary